BlackRock MuniHoldings Quality Fund II, Inc.

77D(g)

Policies with respect to security investments

Effective September 2, 2010, the Board of Directors of BlackRock MuniHoldings Quality Fund II, Inc. (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its assets in municipal bonds insured by insurance providers or other entities with claims-paying abilities rated at least investment grade at the time of investment.

New Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its assets in municipal bonds rated at least investment grade at the time of investment.